Robert B. Murphy
direct dial: 202-220-1454
murphyr@pepperlaw.com
January 17, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549
ATTN: Jeffrey Riedler, Assistant Director

Re:	Valera Pharmaceuticals, Inc.:
Registration Statement on Form S-1
Amended December 9, 2005
Commission File No. 333-123288
Dear Mr. Riedler:
     On behalf of Valera Pharmaceuticals, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated December 22, 2005 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 5 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.
     Use of Proceeds, page 24
1.	We note our prior Comment 4, your response and reissue the comment. For each of the indications for the drug candidates that you intend to conduct clinical trials for using these proceeds, disclose the state of the FDA approval process you expect to complete using the proceeds.

Mr. Jeffrey Riedler
January 17, 2006

     Company Response:
The Company has added amounts for the allocation of the estimated proceeds based on the mid-point of the range for the initial public offering price described on the front cover of the prospectus contained in Pre-Effective Amendment No. 5 to the Registration Statement. The Company has also clarified the state of the FDA approval process for its product candidates that the Company expects to complete using such proceeds.
     Cost of Product Sales
2.	We note our prior Comment 7 and reissue it. Disclose the nature, cause and chronology of the issues surrounding histrelin that resulted in lots produced that did not meet your quality control specifications.
     Company Response:
The Company has added the requested disclosure to the “Cost of Product Sales” in response to the Staff’s comment.
     Notes to Financial Statements
     Note 2 — Basis of Presentation and Significant Accounting Policies
     Revenue Recognition, page F-11
3.	We acknowledge the response to our comment 9 in your December 9, 2005 response letter. In addition to the information disclosed as a result of our previous comment, please include the following disclosures:

•	Regarding the actual returns and allowances of $1,283,958 for the nine months ended September 30, 2005, provide the portion relating to sales made during 2004 and sales made during the first nine months of 2005, separately disclose the amounts from distributors and non-distributors.

•	For actual returns and allowances subsequent to September 30, 2005 disclose the portion relating to sales made during 2004, sales made during the first nine months of 2005 and sales made subsequent to September 30, 2005.
     Company Response:
The Company has added additional disclosure in the form of a chart in response to the Staff’s comments in the first bullet above. Actual returns and allowances subsequent to September 30, 2005 have been consistent with historical trends and with the reserves as September 30, 2005. As such, the Company believes that no additional disclosure is required. As a supplemental matter, the Company has provided the attached chart for the Staff’s review.
* * *

Mr. Jeffrey Riedler
January 17, 2006

     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 202.220.1454 or to Dan Liebman at 610.640.7830.

Very truly yours,

/s/ Robert B. Murphy

Robert B. Murphy

cc: Richard B. Aftanas, Esq.

Attachment

	Distributors	Physicians	Total
Balance at 12/31/2003	—	—	—
Provision related to sales made in current period	28,250	370,103	398,353
Provision related to sales made in prior periods	—	—	—
Returns and adjustments	—	(54,600)	(54,600)

Balance at 12/31/2004	28,250	315,503	343,753
Provision related to sales made in current period	—	1,685,436	1,685,436
Provision related to sales made in prior periods	—	—	—
Returns and adjustments	(9,318)	(1,273,640)	(1,282,958)

Balance at 9/30/2005	18,932	727,299	746,231
Provision related to sales made in current period	—	417,869	417,869
Provision related to sales made in prior periods	—	—	—
Returns and adjustments	(5,969)	(815,017)	(820,986)

Balance at 12/31/2005	12,963	330,151	343,114